Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

MingZhu Logistics Holdings Limited (“MingZhu Cayman” or “the Company”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company are engaged in various businesses through our subsidiaries and controlled entities in China. Our operations are primarily based in the People’s Republic of China (“PRC”), where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution.

Trucking services

The Company’s trucking services are provided through Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“Mingzhu”) and its subsidiaries and newly acquired Variable Interest Entities (“VIE’), Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”) and its subsidiaries. Mingzhu is a trucking service provider in China since 2002. It has been accredited by the China Federation of Logistics and Purchasing as a 4A-grade trucking service provider. Its transportation services operate out of two terminals, one in the Guangdong region, and the other in the Xinjiang region. It primarily provides dedicated trucking services within the PRC. It has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers. To further expand our market shares in Xinjiang region, we acquired Feipeng, which focuses on the short-distance coal transportation in Xinjiang region.

Car owner services

The Company’s car owner services are provided through Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”). Zhisheng was founded in 2018, Zhisheng provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Zhisheng develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs.

Liquor distribution

The Company’s liquor distribution is conducted through Xiamen Alliance Liquor Industry Group Co., Ltd. (“Liquor Alliance”). The Liquor Alliance was established on November 24, 2011. It is a liquor distributor operated in China. It mainly focuses on the wholesales of Baijiu and other high quality Chinese spirit.

Discontinued Operations

Historically, the Company had a strategy of developing car-hailing and driver management services.

In the third quarter of 2023, the Company determined to dispose the car-hailing and driver management services business due to the declining performance. The disposal of the car-hailing and driver management services business represented strategic shifts of the Company and had a major impact on the Company’s financial results, and met the criteria for the discontinued operations.

Results of Operations

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the Six months ended June 30, 2024	For the Six months ended June 30, 2023	Change	Change (%)
Revenue
Trucking services	$17,751,989	$33,937,508	$(16,185,519)	-47.7%
Car owner services	5,068,391	9,369,415	(4,301,024)	-45.9%
Liquor distribution services	73,790	-	73,790	n/a
Car-hailing and driver management services		12,784,074	(12,784,074)	-100.0%
Total revenue	$22,894,170	$56,090,997	$(33,196,827)	-59.2%

Revenue for the six months ended June 30, 2024, decreased by $33.2 million or 59.2%, to $22.9 million from $56.1 million for the same period as last year. The Company planned to rebuild its logistics network and hence dropped out a significant number of customers which in turn led to a decrease in the revenues. In addition, On December 30, 2023, we terminated the VIE agreement with Zhejiang Cheyi Network Technology Co., Ltd., which caused a decrease of $12,784,073 in total revenues.

Costs

Disaggregated information of costs derived from continued operations by types of services provided are as follows:

	For the Six months ended June 30, 2024	For the Six months ended June 30, 2023	Change	Change (%)
Costs
Trucking services	$17,585,225	$32,840,752	$(15,255,527)	-46.5%
Car owner services	4,973,927	8,576,401	(3,602,474)	-42.0%
Liquor distribution services	3,704	-	3,704	n/a
Car-hailing and driver management services	-	13,020,751	(13,020,751)	-100.0%
Total costs	$22,562,856	$54,437,904	$(31,875,048)	-58.6%

Total costs decreased by $31.9 million, or 58.6%, to $22.6 for the six months ended June 30, 2024 as compared to $54.4 million for the six months ended June 30, 2023. This decrease was mainly due to the decrease in revenues as mentioned above.

Gross Profit and Gross Margin

Our gross profit is equal to the difference between our revenues and our costs of different services provided. Our gross profit decreased by 80.0% to $331,314 during the six months ended June 30, 2024, from $1,653,093 for the same period in 2023. The decrease in gross profit was primarily due to the drop in revenues while the fixed costs including depreciation and subcontracting fees remain stable. The management expects to expand the market of liquor distribution services which have a higher profit margin.

General and administrative expenses

We experienced a significant increase in general and administrative expenses from $2.1 million for the six months ended June 30, 2023 to $11.2 million for the same period in 2024. The increase was principally due to the increase in credit losses we incurred, as we experienced a longer time of collection of payments from our customers. The management plans to put more effort into monitoring the turnover of accounts receivable by any possible ways including hiring debt collection agents.

Net Loss

As a result of the foregoing, our net loss totaled approximately $9.8 million for the six months ended June 30, 2024, as compared to a net loss of approximately $0.9 million for the six months ended June 30, 2023, representing an increase of $8.9 million.

Income Tax

We recorded a $1.5 million corporate income tax credit for the six months ended June 30, 2024 as compared to $40,166 for the same period last year. The significant change was mainly due to the recognition of credit losses mentioned above.

Changes in Financial Position and Cash Flows

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income. Recently, we have financed our capital requirements with borrowings under our existing term loan facility, borrowings under our existing revolving credit facility, cash flows from operating activities, direct equipment financing, operating leases and proceeds from equipment sales.

	For the Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(7,377,714)	$(3,965,784)
Net cash provided by investing activities	88,287	31,102
Net cash provided by financing activities	5,336,809	2,703,275
Effect of exchange rate change on cash	(444,811)	(148,541)
Net decrease in cash	(2,397,429)	(1,379,948)
Cash and cash equivalents at beginning of the period	3,676,382	5,687,311
Cash and cash equivalents at end of the period	$1,278,953	$4,307,363

Our cash and cash equivalents dropped by $4.0 million to $1.3 million as of June 30, 2024, as we only need to maintain such a smaller balance of cash when our revenues and costs declined.

For the six months ended June 30, 2024, our net cash used in operating activities was $7.4 million, compared to net cash used in operating activities of $4.0 million for the six months ended June 30, 2023. The increase was mainly due to the decrease in other payables.

Our net cash provided by investing activities was $88,287 for the six months ended June 30, 2024, representing an increase of $57,185 from $31,102 for the six months ended June 30, 2023.

Our net cash provided by financing activities was $5.3 million for the six months ended June 30, 2024, representing an increase of $2.6 million from $2.7 million for the six months ended June 30, 2023. The increase was mainly due to the increase in advances from our related parties.

We believe the Company’s revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations. However, we may need additional cash resources in the future if we experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Recent Developments

On September 10, 2024, the Company entered into an Acquisition Agreement with HOLDCO 36, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company intend to effect an acquisition of the HOLDCO 36 by the Company in accordance with this Agreement. Upon consummation of the Acquisition, the HOLDCO 36 shall become a wholly owned subsidiary of the Company.

On September 10, 2024, the Company entered into a Termination Agreement with Oxylus Global Inc. (the “Oxylus”), pursuant to which, the Company and the Oxylus mutually agreed to terminate the Acquisition Agreement signed on May 31, 2024. The Acquisition Agreement shall be of no further force or effect, and no party thereto shall have any continuing liabilities, damages, or obligations to the other party.

On October 21, 2024, the Company and its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., a company incorporated in China (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), as the seller, with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets (the “Software”). Pursuant to the Software Purchase Agreement, Shenzhen Mingzhu agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 1,900,000 ordinary shares, at $1.20 per share, with an aggregate value of $2,280,000 (the “Consideration Shares”). In connection with the Software Purchase Agreement, on October 21, 2024, the Seller and four assignees entered into a deed of assignment with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and Shenzhen Mingzhu a notice of assignment.

On October 21, 2024, the Company completed the share issuance (the “Share Issuance”) and closed the acquisition of the Software, pursuant to the Software Purchase Agreement. The Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 to the Assignees as consideration for all of the rights, title, and interests in Software.

The ordinary shares in the Share Issuance were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Assignees represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A ordinary shares for the account or benefit of any U.S. person.

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